Exhibit (a)(5)(i)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Limited Brands, Inc. The tender offer (as defined below) is made solely by the Offer to Purchase dated October 7, 2004 and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Banc of America Securities LLC or J.P. Morgan Securities Inc., the Dealer Managers for this tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

LIMITED BRANDS, INC.

Up to 80,000,000 Shares of its Common Stock

At a Purchase Price of Not Greater Than $25.00 Nor Less Than $21.75 Per Share

Limited Brands, Inc., a Delaware corporation (the “Company”), invites holders of its common stock, $0.50 par value per share, to tender their shares at prices specified by such stockholders, not greater than $25.00 nor less than $21.75 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the tender offer.

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 4, 2004 (THE “EXPIRATION DATE”), UNLESS THE TENDER OFFER IS EXTENDED.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions of the tender offer, the Company will determine a single price (the “purchase price”), not greater than $25.00 nor less than $21.75 per share, that it will pay for the shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest price that will allow it to purchase 80,000,000 shares or, if a lesser number of shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. The Company will purchase all the shares validly tendered at prices at or below the purchase price prior to the Expiration Date upon the terms and subject to the conditions of the tender offer, including “odd lot” priority, proration and conditional tender provisions. If more than 80,000,000 shares, or such greater number of shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase shares on the following basis:

(a) first, from all stockholders of “odd lots” (persons who own less than 100 shares) who properly tender all of their shares at or below the purchase price selected by the Company and do not properly withdraw them before the expiration of the tender offer;

(b) second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by the Company and do not properly withdraw them before the expiration of the tender offer; and

(c) third, only if necessary to permit the Company to purchase 80,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the expiration of the tender offer.

All other shares that have been tendered and not purchased will be returned to stockholders promptly after the Expiration Date. The Company expressly reserves the right to extend the tender offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the tender offer, as so extended by the Company, shall expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of the tendering stockholder to withdraw such stockholder’s shares.

In the event the purchase price is less than the maximum price of $25.00 per share and more than 80,000,000 shares are tendered in the tender offer at or below the purchase price, the Company intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it will repurchase up to $2 billion of its shares. By way of example, if the final purchase price is the minimum purchase price of $21.75 per share, the Company intends to purchase up to an additional 9,438,333 of its outstanding shares to the extent tendered in the tender offer.

Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase may be withdrawn after 12:00 Midnight, New York City time, on Monday, December 6, 2004. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of shares tendered by an Eligible Institution, must be submitted prior to the release of such shares. Any such notice must specify the name of the registered holder, if different from that of the tendering stockholder, and the serial numbers shown on the particular certificate evidencing the shares to be withdrawn. In the case of shares tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares.

For purposes of the tender offer, the Company will be deemed to have accepted for payment shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the tender offer, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

Payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

After a thorough evaluation of the Company’s business, financial condition, capital needs and alternative uses of its cash, the Company’s Board of Directors determined that a return of capital of approximately $2.5 billion, consisting of a repurchase of up to $2 billion of the Company’s shares through a tender offer and a post-tender offer special dividend of $500 million, would be in the best interests of its stockholders. The share repurchase and the special dividend are intended to achieve multiple objectives including providing value to the Company’s stockholders who wish to receive cash for all or a portion of their shares, demonstrating the Company’s confidence in its business and establishing a capital structure that is appropriate for its current business mix. In addition, the tender offer and the special dividend permit stockholders who elect not to tender to retain a greater percentage ownership interest following the tender (and to bear the benefits and risks associated with owning the Company’s shares).

The tender offer is an element of the Company’s overall plan to return approximately $2.5 billion of capital to its stockholders. Shortly after completion of the tender offer, the Company intends to declare a special dividend of $500 million in the aggregate, subject to applicable legal requirements. If the Company is unable to purchase $2 billion of shares in the tender offer, it will consider, in its sole discretion, various other options for the cash, including, among other things, additional share repurchases or an increase in the special dividend. The amount of the dividend and the record date will be set at the time the dividend is declared. If you participate in the tender offer, you will not be entitled to receive the special dividend with respect to any shares the Company purchases.

The Company’s Board of Directors has approved this tender offer. However, neither the Company nor the Board of Directors nor the Dealer Managers make any recommendation to any stockholder whether to tender or refrain from tendering any or all shares or as to the purchase price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision whether to tender shares and, if so, how many shares to tender and the price or prices at which they will tender the shares. Leslie H. Wexner, the Company’s Chairman and Chief Executive Officer, members of his immediate family and affiliated entities expect to tender a portion (not to exceed 6%) of their shares in the tender offer. The Company’s other directors and executive officers have advised the Company that they have not determined whether to tender any of their shares in the tender offer.

The receipt of cash by stockholders for tendered shares purchased by the Company in the tender offer will generally be treated for United States federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or a dividend. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the tender offer and to consult their tax advisors.

The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the Information Agent at the address and telephone number set out below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set out below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The Information Agent for the tender offer is:

D.F. KING & CO., INC.

48 Wall Street

New York, NY 10005

Banks and Brokerage Firms Please Call: (212) 269-5550 (Call Collect)

All Others Call Toll Free: (888) 628-8208

The Dealer Managers for the tender offer are:

Banc of America Securities LLC	J.P. Morgan Securities Inc.
9 West 57th Street	277 Park Avenue
New York, New York 10019	New York, New York 10172
(212) 583-8537 (Call Collect)	(212) 622-2624 (Call Collect)
(888) 583-8900, ext. 8537 (Call Toll Free)	(866) 262-0777 (Call Toll Free)

October 7, 2004